EXHIBIT 99.1
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held April 28, 2005
To the Shareholders of Olicom A/ S:
      The Annual General Meeting of Shareholders of Olicom A/ S (the “Company”) will be held at the Radisson SAS Scandinavia Hotel, Amager Boulevard 70, DK-2300 Copenhagen S, Denmark, on Thursday, April 28, 2005, at 3:00 p.m., local time, for the following purposes:

1. Report of the Board of Directors and associated actions.

(i)	Presentation of the Management Report on the Company’s activities during financial year 2004,

(ii)	Presentation of Annual Report with Group Financial Statements with Auditors’ Certificate for approval,

(iii) Discharge of the Board of Directors and Management, and

(iv) Resolution to allocate losses to financial year 2005 according to the approved Annual Report.

2. Election of Directors.

3. Appointment of auditor.

4. Authorisation to the Board of Directors empowering the Company — from time to time for a period of 18 months from the date of the Annual General Meeting — to acquire up to 10% of the Company’s issued shares at the market price in force at any time, with a deviation of +/- 10%.

5. Approval of remuneration to the members of the Board of Directors for the coming financial year.

Resolution to:

(i)	Remunerate the Chairman of the Board of Directors with a fee of DKK 160,000 (approx. USD 29,260),

(ii)	Remunerate the Deputy Chairman with a fee of DKK 120,000 (approx. USD 21,950), and

(iii)	Remunerate other members of the Board of Directors with a fee of DKK 80,000 (approx. USD 14,630).

6. Proposal of the Board of Directors to amend the Articles of Association:

(i)	§5 Amendment of the Company’s Articles of Association providing that the Company’s register of shareholders be kept by the order of the Board of Directors.

(ii)	§7 Amendment of authorization to the Company providing that a future increase of capital with reference to §7.1 can take place by converting debt, and the period of the current authorization of an increase of capital is renewed for a new five year period until April 28, 2010.

(iii)	§14 Amendment of the Company’s Articles of Association providing that written correspondence in connection with the notice of the Company’s General Meeting can be effected by electronic communication (e-mail).

7. Transaction of such other business as may properly come before the Annual General Meeting and any adjournment(s) thereof.

      Item 6 (i):
      Proposal from the Board of Directors to amend the Articles of Association:

Article 5 of the Articles of Association currently has the following wording:	The Board of Directors proposes that Article 5 of the Articles of Association be amended to contain the following wording:
“Each share amount of DKK 0.25 shall qualify its holder for one (1) vote.
No shareholder shall be bound to have his shares redeemed — wholly or in part.
The shares shall be registered in the holder’s name and shall be thus entered in the Company’s authorised Register of Members.
The Company has appointed Nordea Bank Danmark A/S, Issuer Service, Box 850, DK-0900 Copenhagen C, Denmark, as registrar
The shares shall be negotiable instruments and there shall be no restrictions on the negotiability of the shares.”	“Each share amount of DKK 0.25 shall qualify its holder for one (1) vote.
No shareholder shall be bound to have his shares redeemed — wholly or in part.
The shares shall be registered in the holder’s name and shall be thus entered in the Company’s authorised Register of Members.
The Company’s Board of Directors is registrar.
The shares shall be negotiable instruments and there shall be no restrictions on the negotiability of the shares.”
      Item 6 (ii):
      Proposal from the Board of Directors to amend the Articles of Association:

Article 7.1 of the Articles of Association currently has the following wording:	The Board of Directors proposes that Article 7.1 of the Articles of Association be amended to contain the following wording:
“The Company’s Board has been authorised by the General Meeting to increase the Company’s share capital — at such times and on such terms as the Board thinks fit — by one or several stages by not more than DKK 2,053,144.25 (i.e. 8,212,577 shares of DKK 0.25 each) by increasing the capital. The authorisation shall apply for a period of 5 (five) years until 16 May, 2006 and may be extended by the general meeting with one or more periods of 5 years at a time. Any increase in pursuance of the Board’s authorisation may be effected by contribution of non- liquid assets instead of cash payment without any preferential right to subscribe on the part of the Company’s present shareholders, notwithstanding the provisions in Art. 6 above.”	“The Company’s Board has been authorised by the General Meeting to increase the Company’s share capital — at such times and on such terms as the Board thinks fit — by one or several stages by not more than DKK 2,053,144.25 (i.e. 8,212,577 shares of DKK 0.25 each) by increasing the capital. The authorisation shall apply for a period of 5 (five) years until April 28, 2010 and may be extended by the general meeting with one or more periods of 5 (five) years at a time. Any increase in pursuance of the Board’s authorisation may be effected by contribution of cash payment, non-liquid assets instead of cash payment and by conversion of debt. Any increase of the share capital can be done without any preferential right to subscribe on the part of the Company’s present shareholders, notwithstanding the provisions in Art. 6 above.”

      Item 6 (iii):
      Proposal from the Board of Directors to amend the Articles of Association:

Article 14 of the Articles of Association currently has the following wording:	The Board of Directors proposes that Article 14 of the Articles of Association be amended to contain the following wording:
“Every General Meeting shall be convened by the Board of Directors subject to not less than eight (8) days’ and not more than four (4) weeks’ notice by letter posted to registered shareholders who have requested to be notified by mail, and otherwise by such publication as the Board of Directors determines to be appropriate. Such notice shall contain the Agenda for the meeting. Where proposals involving alterations of the Articles of Association are to be considered at the General Meeting, the material contents of such proposals shall be stated in the notice.”	“Every General Meeting shall be convened by the Board of Directors subject to not less than eight (8) days’ and not more than four (4) weeks’ notice by electronic mail (e-mail) sent to registered shareholders who have requested to be notified by e-mail, and otherwise by such publication as the Board of Directors determines to be appropriate. Such notice shall contain the Agenda for the meeting. Where proposals involving alterations of the Articles of Association are to be considered at the General Meeting, the material contents of such proposals shall be stated in the notice.
Description and specification of the system to be notified by e-mail can be found on the Company’s homepage, www.olicom.com.”
      The proposals to amend the Articles of Association are required, cf. §78 of the Companies Act, to be adopted by a “qualified majority,” which requires that the resolution to adopt such amendments be adopted by at least two-thirds of the votes, as well as two-thirds of the voting share capital, represented at the Annual General Meeting. Furthermore Item 6 (iii) (notification by e-mail), requires that shareholders, representing 25 percent or more of the Company’s total voting share capital, do not vote against the amendment.
Virum, April 1, 2005
On behalf of the Board of Directors
Eric Korre Horten
Chairman of the Board of Directors

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